Exhibit 99.3

Dear Shareholders,

The lasting impact of COVID-19 and its aftermath has continued to affect industries far longer than initially anticipated ranging from displaced supply chains and business closures to leaner inventory management practices. These challenges were further exacerbated by the ongoing trade tension, far-reaching new U.S. tariffs, and the protracted conflict between Ukraine and Russia. As a result, our customers’ businesses remain significantly weaker than pre-pandemic levels, with many still searching for a path to sustainable recovery. Their difficulties and challenges inevitably affect us, and how we operate. We were able to achieve a slight improvement over last year, but our traditional business remains in a challenged positioned as we push for a return to profitable growth.

Given the above business reality, we have prioritized development of new business opportunities both organically and through mergers and acquisitions (M&A). We have made progress but in the original equipment manufacturer (OEM) sector, securing new customers is not straightforward. Large OEM companies typically have established suppliers, and changing them requires new applications, approvals, expensive tooling, and significant risk. In stable times, attracting new OEM customers is not historically fast or easy. However, in today’s challenging climate, where some suppliers are failing, OEM customers may find themselves in need of replacements, which creates an opportunity for an established OEM, like Highway Holdings.

Additionally, financial difficulties are forcing many OEM suppliers to consider selling part or all of their businesses to avoid bankruptcy. This opens other opportunistic situations to secure new OEM customers by acquiring a struggling supplier. As part of our ongoing business, we actively search, analyze, and negotiate potential acquisition targets. This has become an even higher priority for us, including our efforts with Synova, which ultimately proved to be unsuccessful. Acquiring a business that aligns with our needs is a complex, time-consuming process. We are diligently working to mitigate risks, while striving to find the right partner but cannot guarantee the timing of any potential M&A.

Beyond our OEM efforts, we recognize the necessity and opportunities of diversification to ensure long-term stability and growth.

Paving the Path for Rejuvenation, Diversification and Growth

In the aftermath of the COIVD-19 crisis, the need became clear for a second, robust business line to safeguard against future disruptions. Our Board and management team are committed to building an independent, scalable enterprise that provides additional revenue streams, reducing our reliance on OEM customers’ well-being, in order to reduce volatility and to drive long-term shareholder value.

Since Highway Holdings first started operating in China more than 34 years ago, the demographics of the population of China have changed significantly.  Among other changes, the average age of the population has increased, and the number of elderly persons is expected to continue to grow rapidly over the next decade.  We believe that there are significant untapped business opportunities for providing products and services to this aging population.  Accordingly, in addition to exploring other growth opportunities in the manufacturing industry, we are also beginning to pursue other, non-manufacturing ventures to supplement our OEM manufacturing operations in China.

We are confident 2025 will mark the beginning of a new business era, which will not only stabilize the company but also offer significant growth potential beyond our current OEM manufacturing operations. In line with our strategy and execution, we recently announced the appointment of four new directors to our Board of Directors, filling prior vacancies. The new directors bring a wealth of experience in multinational business environments, with expertise in finance, manufacturing, entrepreneurship, strategy and M&A. The appointments represent a comprehensive restructuring and rejuvenation of Highway Holdings’ Board of Directors to align with supporting its long-term growth strategy.

As we look to the future, we remain focused on driving sustainable growth and creating long-term value for our shareholders. We are confident that with your continued support, we will achieve these goals

Thank you for your trust and confidence in our company.

Sincerely yours,

Roland Kohl
Chairman and Chief Executive Officer
Highway Holdings Limited